August 27, 2012

Via EDGAR

Ms. Suzanne Hayes
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE: BOK Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for Quarterly Period Ended March 31, 2012
Filed May 8, 2012
Form 10-Q for Quarterly Period Ended June 30, 2012
filed August 7, 2012
File No. 000-19341

Dear Ms. Hayes:

This letter confirms receipt of your comment letter dated August 20, 2012 regarding our Form 10-K for the fiscal year ended December 31, 2011, our Form 10-Q for the quarterly period ended March 31, 2012 and our Form 10-Q for the quarterly period ended June 30, 2012. We will respond to your comments on or before September 28, 2012.

Please contact me at 918-588-6319 or John Morrow at 918-588-8673 if you have any questions.

Sincerely,
/s/ Steven E. Nell
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Steven E. Nell
Executive Vice President and Chief Financial Officer

Cc:	John C. Morrow, Chief Accounting Officer
Tamara Wagman, Frederic Dorwart, Lawyers